Exhibit 99.1

Nisun International Announces Strategic Collaboration with Retail Chain Giant Beijing Digital Telecom to Jointly Develop Supply Chain Services in Retail Industry

SHANGHAI, China, July 22, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd ("Nisun" or the "Company") (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced Fanlunke Supply Chain Management (Shanghai) Co., Ltd, a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd. and a controlled affiliate of the Company, has signed a cooperation agreement with Beijing Digital Telecom Co., Ltd. (“Dixintong”) (HKEX: 06188), a subsidiary of state-owned enterprise Zhuhai Huafa Group Co., Ltd. (“Huafa Group”). The two parties will cooperate in the areas of retail supply chain management services, retail business innovation, and technological innovation.

Under this agreement, the two parties will cooperate in supply chain management services to improve the efficiency and safety of the upstream and downstream retail consumer supply chain across multiple industries. Through gradual expansion in scale, the two parties will strengthen the cooperation and bring more value to their respective shareholders.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented: “As China continues to accelerate the construction of new development patterns from a macro perspective, its consumer market will continue moving in the direction of high-end, high-quality, and intelligence, a positive trend for 3C high-end consumption. Nisun will promote and facilitate the transformation of China's mobile communication supply chain industry through industrial chain integration and efficiency improvement.”

Dixintong (HKEX: 06188) is China's largest retail chain for mobile phones and accessories. It primarily operates in the retail and wholesale areas of mobile communication equipment and accessories with over a thousand directly operated and franchised stores. Over the years, Dixintong has entered into long-term strategic cooperation with major mobile phone manufacturers, suppliers and operators, while cooperating closely with major e-commerce giants such as JD.com and Alibaba.

Established in 1980, Zhuhai Huafa Group Co., Ltd. is a state-owned enterprise, operated by the Zhuhai State-owned Assets Supervision and Administration Commission. Since 2016, for five consecutive years, it has ranked among the “Top 500 Chinese Enterprises.” In 2020, it was ranked 259 and was selected as the “Double Hundred Enterprise” for the State-owned Enterprise Reform of the State Council. Huafa Group currently has eight publicly traded subsidiaries: Huafa Corporate, Huajin Capital, Huafa Property Services, Zhuangchen Holdings, Weiye Corporate, Huacan Optoelectronics, Optics, and Dixintong, and two NEEQ-listed companies, Huaguan Technology and Huaguan Capacitor.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts:

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Shaokang (Ken) Lu
Tel: +86 (21) 2357-0055
Email: lushaokang@cninsun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com